Filed pursuant to Rule 433
Registration No. 333-179383

Issuer Free Writing Prospectus

Dated December 11, 2012

The Bank of Nova Scotia

US$1,000,000,000 1.375% Senior Notes Due 2017

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	1.375% Senior Notes due 2017

Aggregate Principal Amount Offered:	US$1,000,000,000

Maturity Date:	December 18, 2017

Price to Public:	99.889% of the principal amount of the Securities

Underwriters’ Fee:	0.350%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	US$995,390,000

Coupon (Interest Rate):	1.375%

Re-offer Yield:	1.398%

Spread to Benchmark Treasury:	T + 77 basis points

Benchmark Treasury:	0.625% due November 30, 2017

Benchmark Treasury Yield:	0.628%

Interest Payment Dates:	June 18 and December 18 of each year, beginning on June 18, 2013

Optional Redemption:	The issuer may redeem the Notes at its option in whole or in part from time to time on or after November 18, 2017 (30 days prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid interest to the date fixed for redemption.

Trade Date:	December 11, 2012

Settlement Date:	December 18, 2012; (T+5)

CUSIP / ISIN:	064159 BE5 / US064159BE57

Underwriters:

Underwriter	Principal Amount of Notes to Be Purchased
Barclays Capital Inc.	$220,000,000
Scotia Capital (USA) Inc.	220,000,000
J.P. Morgan Securities LLC	180,000,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	130,000,000
Citigroup Global Markets Inc.	130,000,000
Morgan Stanley & Co. LLC	20,000,000
Goldman, Sachs & Co.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
UBS Securities LLC	20,000,000
Wells Fargo Securities, LLC	20,000,000
RBS Securities Inc.	10,000,000
Standard Chartered Bank	10,000,000

Total	$1,000,000,000

Extended Settlement

We expect that delivery of the Notes will be made against payment therefor on or about the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

The Bank has filed a registration statement (File No. 333-179383) (including a base shelf prospectus dated February 13, 2012) and a preliminary prospectus supplement dated December 11, 2012 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Barclays Capital Inc. at 1-888-603-5847, Scotia Capital (USA) Inc. at 1-800-372-3930, J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or Citigroup Global Markets Inc. at 1-800-831-9146.